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                             OPPENHEIMER & CO. INC.
                                  125 Broadway
                               New York, NY 10004

                                                              April 5, 2006

VIA EDGAR AND TELECOPY
----------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE:  Castle Brands Inc. (the "Company")
          Registration Statement on Form S-1 originally filed September 29, 2005 (File No. 333-128676) ( the "Registration Statement")
          ----------------------------------------------------------------------

Ladies and Gentlemen:

     In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of the Company, hereby advises that copies of the Preliminary Prospectus, dated March 17, 2006 were distributed as follows:

     4,764 to individual investors;

     2,470 to NASD members (which included 3 prospective underwriters and selected dealers); and

     739 to institutions.

     The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated March 17, 2006 have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.


                                              Very truly yours,


                                              OPPENHEIMER & CO INC.


                                               By: /s/ Chris Hagar
                                                   ----------------------------
                                                   Chris Hagar
                                                   Vice President